

Exhibit 99.1

For immediate release

Alcon's NEVANAC™ Suspension Receives FDA Approval for Treatment of Pain and Inflammation Associated with Cataract Surgery

FORT WORTH, Texas - August 23, 2005 - Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) has approved its new drug application (NDA) for NEVANAC™ (nepafenac ophthalmic suspension) 0.1% for the treatment of pain and inflammation associated with cataract surgery. The approval came after a priority six month review.

NEVANAC™ suspension contains a novel prodrug that rapidly penetrates ocular tissues. It is the first ophthalmic non-steroidal anti-inflammatory prodrug to receive FDA approval. Alcon expects NEVANAC™ suspension to be commercially available in the next several weeks.

"The prodrug structure of NEVANAC™ suspension offers significant advantages to ophthalmic surgeons. NEVANAC™ suspension provides unique, target-specific activity that promotes penetration into the ocular tissues of most concern to ophthalmologists. This maximizes efficacy at the target sites of pain and inflammation following cataract surgery," said Richard L. Lindstrom, M.D., adjunct professor emeritus, Department of Ophthalmology, University of Minnesota, and founder of Minnesota Eye Consultants, where he is also the attending surgeon. "The approval of NEVANAC™ suspension provides doctors with a superior option to help improve patient outcomes following cataract surgery."

Clinical Study Results

The approval is based on results of two multi-center, placebo-controlled studies involving over 680 patients. In these clinical trials, NEVANAC™ suspension was dosed three times per day, beginning one day prior to cataract surgery and continuing on the day of surgery and for 14 days postoperatively. Patients were evaluated at baseline and at one, three, seven and 14 days after surgery. Patients treated with NEVANAC™ suspension were found to have significantly less ocular pain and inflammation in the early postoperative period through the end of treatment.

In these studies, more than 80 percent of patients treated with NEVANAC™ suspension were pain free the day after surgery, compared to less than 50 percent in the placebo group. Following two weeks of treatment with NEVANAC™ suspension, approximately 95 percent of patients were pain free, compared to 45 percent of patients in the placebo group. Additionally, 91 percent of patients treated with NEVANAC™ suspension had no clinically significant inflammation at Day 14, compared to approximately 47 percent of patients in the placebo group. In the studies, NEVANAC™ suspension was shown to be safe and well tolerated with no unexpected adverse events reported.

In controlled clinical studies, the most frequently reported ocular adverse events following cataract surgery were capsular opacity, decreased visual acuity, foreign body sensation, increased intraocular pressure, and sticky sensation. These events occurred in approximately five to 10 percent of patients. These events were similar to those reported with placebo and may be the consequence of the cataract surgery procedure.

About Cataract Surgery

A cataract is the clouding of the eye's natural lens that results in a loss or degradation of vision. The vast majority of cataracts are the result of the natural aging process. Cataract surgery is the removal of the clouded natural lens and replacement of it with an artificial lens. Surgeons will perform an estimated 2.8 million cataract surgeries in the U.S. in 2005. Anti-inflammatory agents, including non-steroidal anti-inflammatory drugs and corticosteroids, are commonly used by eye care professionals following ophthalmic surgery.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of almost $4 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to gain FDA approval of the NEVANAC™ suspension New Drug Application (NDA), and its expected benefits in treating pain and inflammation after cataract surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the NDA may not be approved or approval may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than NEVANAC™ suspension; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Alcon Investor Relations and
Strategic Communications
800-400-8599
doug.machatton@alconlabs.com

www.alconinc.com